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                              August 16, 2021

       Jane Park
       Chief Executive Officer
       Athena Consumer Acquisition Corp.
       442 5th Avenue
       New York, NY 10018

                                                        Re: Athena Consumer
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 20, 2021
                                                            File No. 333-258050

       Dear Ms. Park:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed July 20, 2021

       Capitalization, page 79

   1. We note that you are offering 20,000,000 Class A shares as part of your initial public offering of units, but
footnote 2 suggests you will show less than all Class A shares subject to possible
redemption in your Capitalization table. Please tell us how you considered the guidance
in ASC 480-10-S99-3A, which requires securities that are
                                                        redeemable for cash or
other assets to be classified outside of permanent equity if they are redeemable (1) at a
fixed or determinable price on a fixed or determinable date, (2) at the option of the holder,
or (3) upon the occurrence of an event that is not solely within the control of the issuer,
in concluding that all 20,000,000 Class A shares were not required to be presented outside of
permanent equity and part of shares subject to possible
                                                        redemption.
 Jane Park
Athena Consumer Acquisition Corp.
August 16, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters.
Please contact Janice Adeloye at 202-551-3034 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameJane Park
                                                           Division of
Corporation Finance
Comapany NameAthena Consumer Acquisition Corp.
                                                           Office of Real
Estate & Construction
August 16, 2021 Page 2
cc:       Lynwood E. Reinhardt, Esq.
FirstName LastName